June 3, 2011

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Martin James
Kate Tillan
Dennis Hult

Re:	Maxwell Technologies, Inc. (the “Company“)
Form 10-K for the fiscal year ended December 31, 2010
Filed March 10, 2011
File No. 1-15477

Dear Staff:

On behalf of Maxwell Technologies, Inc., this letter responds to the comments of the staff (the “Staff“) of the Securities and Exchange Commission (the “Commission“) to the filing of the above-referenced annual report (the “Filings“), which were included in your letter dated May 25, 2011 (the “Staff Letter“).

In this letter, we have reproduced your comments in italicized, bold type, and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in this letter to “we,” “our“ or “us“ mean Maxwell Technologies, Inc.

Consolidated Financial Statements, page 48

1.	We note from your response to prior comment 2 that there are VPs for each of the ME, HT and UC product groups. Please tell us what information the VPs review regarding their product line, with whom is this information is shared, and to whom do the VPs report.

Response:

•

The vice president of our Micro Electronics product group reports to our Chief Operating Officer (COO). The vice president of our High Voltage product group also reports to our COO. Our COO is in charge of Ultracapacitor product manufacturing, sales and a portion of our product development and he reports to our CEO, who is also designated as our Chief Operating Decision Maker (CODM). Ultracapacitor Research and Development reports to our Chief Technology Officer who also reports to our CEO. In addition, manufacturing quality also reports to the CEO.

The product group vice presidents are responsible for forecasting the revenues for their products and expenses for their departments. Therefore, they review the revenues for their respective products. This information is supplied to the corporate controller who prepares a semi-monthly revenue outlook for the High Reliability Business (HRB) by product line. The revenue outlook for the HRB is reviewed twice monthly with the CODM. Reports related to cost of goods sold or gross profit by product are not prepared and distributed to the product group vice presidents.

In addition, the product group VPs are responsible for providing input to their departmental monthly spending forecast. They provide input on spending for individual departments but do not review product group income statements. The product group vice presidents review their departmental spending budget with the Director of Financial Planning and Analysis. The departmental spending budgets are included in the monthly consolidated income statement forecast.

A monthly “Financial Review” is prepared which represents the consolidated income statement forecast and is reviewed with the CODM and his staff. The monthly income statement forecast is also included in the “HRB flash report” which is reviewed by the CODM and distributed to the Board of Directors monthly. The monthly HRB flash report is not distributed to the product group vice presidents.

Martin James

Kate Tillan

Dennis Hult

June 3, 2011

2.	We note further that your finance people review gross margins. Please tell us how this information is used and with whom it is shared. In this regard, please include in your responses your consideration given to ASC paragraphs 280-10-50-5 through 280-10-50-9.

Response:

•	Product gross margin is reviewed by our finance group as part of our quarterly close process. This information is not shared with the CODM and is not distributed outside the finance organization.

Our finance organization does review product gross profit information monthly in order to understand the overall performance of the organization. The review is conducted by the Director of Cost Accounting. The information reviewed by the Director of Cost Accounting is included as appendix E in our supplemental response. The CODM does not review a standard, routine report and does not review product gross profit information or use product gross margin information for resource allocation decisions. These are simply tools used by the Director of Cost Accounting to understand the financial results.

The following is a summary of our consideration of the criteria of ASC paragraphs 280-10-50-5 through 280-10-50-9:

Paragraph	Analysis

ASC 280-10-50-5 The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity. Often the chief operating decision maker of a public entity is the chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity’s president, executive vice presidents, and others.

We have determined that our CEO is the person who is responsible for assessing our operating performance and our resource allocation decisions and not any group of individuals within the Company. Accordingly, our CEO is our CODM.

ASC 280-10-50-6 For many public entities, the three characteristics of operating segments described in paragraph 280-10-50-1 clearly identify a single set of operating segments. However, a public entity may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.

The CODM evaluates decisions and performance primarily based upon product revenues. Additionally, the CODM reviews consolidated operating expenses for the various functions (e.g. sales and marketing, general and administrative and research and development). The CODM does not regularly receive and review discrete financial information on a disaggregated basis for the product groups.

ASC 280-10-50-7 Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title.

We have managers that have certain responsibility for either specific product groups or components of a product group within our business. Based upon our review of the responsibilities of these managers and their interaction with our CODM, none of them would be considered segment managers as they are not individually or collectively responsible for the operating segment. Our CODM is considered the segment manager of the operating segment. Additionally, our CODM only reviews discrete financial information on a consolidated basis.

Martin James

Kate Tillan

Dennis Hult

June 3, 2011

Paragraph	Analysis

ASC 280-10-50-8 The chief operating decision maker also may be the segment manager for certain operating segments. A single manager may be the segment manager for more than one operating segment. If the characteristics in paragraphs 280-10-50-1 and 280-10-50-3 apply to more than one set of components of a public entity but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.

We have reviewed the characteristics in paragraphs 280-10-50-1 and 280-10-50-3 and we have one component that constitutes an operating segment.

ASC 280-10-50-9 The characteristics in paragraphs 280-10-50-1 and 280-10-50-3 may apply to two or more overlapping sets of components for which managers are held responsible. That structure is sometimes referred to as a matrix form of organization. For example, in some public entities, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based on products and services would constitute the operating segments.

We have reviewed the characteristics in paragraphs 280-10-50-1 and 280-10-50-3 and we have one component which constitutes an operating segment for which our CODM regularly reviews the operating results. Based upon this we do not have a matrix form of organization for which managers are held responsible and we do not have operating results for matrix components.

3.	Please provide us with a sample of the information reviewed by the CEO and the board as well as the other information reviewed by your finance people with respect to each product group.

Response:

•	Supplementally, we are providing the sample information requested by the Staff via hard copy under separate cover.

Note 9. Income Taxes, page 72

4.	In response to prior comment 3 you responded that the company would modify its disclosure in future filings to include the amount of unremitted earnings of the Swiss subsidiary as a proxy for the required disclosure under ASC 740-30-50-2(b). Please explain why you added the term ‘as a proxy’ and why you cannot provide the disclosure required by ASC 740-30-50-2(b) which requires disclosure of the cumulative amount of each type of temporary difference.

Response:

•

The Company believes that the disclosure of unremitted earnings would be consistent with common practice of SEC filers and would be the most useful information to readers of the financial statements for the Company’s facts since, absent a sale of the company, it represents that part of the basis difference that is most likely to reverse – since other components of the basis difference (e.g., translation gains related to capital contributed) would require the sale of the entire company to reverse. The Company believes that by clearly labeling the amount disclosed as unremitted earnings, it has provided more meaningful information to the reader of the financial statements (the amount of potential dividends for which no deferred tax liability has been recorded) while avoiding the added complication of additional analysis that would be required to determine the book/tax basis difference as well as avoiding the added discussion that would have to accompany such disclosure to make it meaningful. However, the Company is able to provide the cumulative temporary difference related to its investment in its Swiss subsidiary and proposes to do so in future filings.

Martin James

Kate Tillan

Dennis Hult

June 3, 2011

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 86

5.	We note that you plan to amend your Form 10-K in response to prior comments 4 and 5. We may have further comments after we review that amendment.

Response:

•	We acknowledge the Staff’s comment.

Please be advised that the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) that the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or additional comments to my attention at (858.503.3300). Thank you for your assistance.

Sincerely,
Maxwell Technologies, Inc.

/s/ Kevin S. Royal
Kevin S. Royal
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary